CUSIP No. 82932T107	13D	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

 (Amendment No. _____)

Single Touch Systems Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

82932T107
(CUSIP Number)

Stephen D. Baksa
2 Woods Lane
Chatham, NJ 07928
(973) 635-4710
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 82932T107	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Stephen D. Baksa
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,865,034
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,865,034
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,865,034
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 82932T107	13D	Page 3 of 5 Pages

Item 1.   Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share, of Single Touch Systems Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 100 Town Square Place, Suite 204, Jersey City, NJ 07310.

Item 2.   Identity and Background

This statement is being filed by Stephen D. Baksa (“Baksa”), a US citizen.  His residence address is 2 Woods Lane, Chatham, NJ 07928.

Baksa’s principal occupation or employment is as an advisor/consultant to The Vertical Group, a private equity and venture capital firm focused on the fields of medical technology and biotechnology.  The address of The Vertical Group is 25 DeForest Avenue, Summit, NJ 07901.

During the last five years, Baksa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Baksa used $500,000 of his personal funds to acquire the overlying Convertible Promissory Note/Warrants unit on November 14, 2011; to exercise the Warrants within such unit for cash would require an additional $250,000, which would also be provided from his personal funds. The other securities described in the response to Item 5(a) below also were or would be acquired using his personal funds.

Item 4.   Purpose of Transaction

Baksa notes that he is a Director of the Issuer, but the purpose of the acquisition of securities of the Issuer was investment. Except for his preexisting status as a holder of Issuer stock options and warrants, Baksa does not currently have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a) Baksa beneficially owns 7,865,034 shares of the Issuer’s Common Stock.  This amount represents (i) 4,847,702 shares of outstanding Common Stock directly owned, (ii) 917,332 shares of outstanding Common Stock owned as trustee, (iii) 1,000,000 shares of Common Stock issuable upon conversion of a convertible promissory note dated November 14, 2011, (iv) 1,000,000 shares of Common Stock issuable upon exercise of a warrant dated November 14, 2011 with an exercise price of $0.25 per share, and (v) 100,000 shares of Common Stock issuable upon exercise of a warrant dated July 16, 2010 with an exercise price of $1.00  per share.

Percentage of the Common Stock class:  5.9%.  (Based on 130,182,392 shares of common stock outstanding as of December 22, 2011 as reported in Single Touch Systems Inc.’s Annual Report on Form 10-K filed December 30, 2011.)

(b) Baksa has sole power to vote and sole power to dispose the entire 7,865,034 shares.

(c) Except for:

CUSIP No. 82932T107	13D	Page 4 of 5 Pages

i.           Issuer’s sale to Baksa of a unit consisting of a $500,000 Convertible Promissory Note (convertible into 1,000,000 shares of Common Stock) and 1,000,000 Warrants on November 14, 2011, in exchange for $500,000 cash; and
ii.           the Issuer’s grant to Baksa of 200,000 stock options on November 1, 2011 upon Baksa becoming a Director of Issuer (which options have an exercise price of $0.225 per share but are still unvested),
Baksa did not effect any transactions in the Common Stock during the 60 days before November 14, 2011 (or during the past 60 days). The November 14, 2011 transaction was a private placement transaction by the Issuer.  The November 1, 2011 was a grant under the Issuer’s 2010 Stock Plan and was registered under a Form S-8 registration statement.  The Convertible Promissory Note, the Warrants and the stock options are further described in the response to Item 6 below.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Baksa’s $500,000 Convertible Promissory Note was issued by the Issuer to Baksa on November 14, 2011.  The Convertible Promissory Note bears 10% interest, has a one-year term, and is convertible, at the option of the holder, into Common Stock of the Issuer at $0.50 per share.

Baksa’s 1,000,000 Warrants are governed by a Warrant to Purchase Common Stock dated November 14, 2011 between the Issuer and Baksa.  The Warrants have a three-year term and a $0.25 exercise price per share.

Baksa’s 200,000 stock options are governed by a Notice of Stock Option Grant / Stock Option Agreement dated November 1, 2011 between the Issuer and Baksa.  The stock options have a five-year term and a $0.225 exercise price per share.  The stock options vest in one lump amount one year after they are granted, subject to continuation of service.  Such stock options shall, if vested on the date of cessation of service, remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner.

Baksa’s 100,000 earlier Warrants are governed by a Warrant to Purchase Common Stock dated July 16, 2010 between the Issuer and Baksa.  The Warrants have a three-year term and a $1.00 exercise price per share.

Baksa and the Issuer entered into a director engagement letter agreement dated November 1, 2011, pursuant to which the Issuer stated that it expects to provide him and other outside directors, for service on the Board, an annual grant of 200,000 five-year stock options under the Issuer’s 2010 Stock Plan, which annual options would vest in one lump amount one year after they are granted, subject to continuation of service.  Such stock options would, if vested on the date of cessation of service, remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner.

Except for such agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Baksa and any other person.

Item 7.   Materials to be Filed as Exhibits

Exhibit 1: form of Warrant to Purchase Common Stock dated July 16, 2010; incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2010.

Exhibit 2: director engagement letter agreement dated November 1, 2011 between Baksa and the Issuer; incorporated by reference to Exhibit 10.5 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 13, 2012.

CUSIP No. 82932T107	13D	Page 5 of 5 Pages

Exhibit 3: form of Notice of Stock Option Grant / Stock Option Agreement; incorporated by reference to Exhibit 10.32.2 to the Issuer’s Registration Statement on Form S-1 (file no. 333-175119), filed with the Securities and Exchange Commission on June 24, 2011. The Issuer granted Baksa 200,000 stock options on November 1, 2011.

Exhibit 4: Convertible Promissory Note dated November 14, 2011.  (Attached hereto.)

Exhibit 5: Warrant to Purchase Common Stock dated November 14, 2011.  (Attached hereto.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2012	/s/ Stephen D. Baksa
Stephen D. Baksa

Attention:  Intentional misstatements or omissions of facts constitute Federal criminal violations (see 18 U.S.C. 1001).